April 1, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Celeste Murphy and William Mastrianna

Re:	FTE Networks, Inc.

Preliminary Information Statement on Schedule 14C

Filed March 9, 2016

File No. 001-34785

Ladies and Gentlemen:

FTE Networks, Inc. (the “Company”) is hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated March 18, 2016 from Larry Spirgel of the Staff of the Commission (the “Staff”). The Company has begun the process necessary to furnish the Staff with a response to its comment, but the Company requires additional time to finalize its response.

The Comment Letter requests that the Company respond to the comment within 10 business days or tell the Staff the date by when the Company will provide its response. Based on a telephone conversation between our outside securities counsel and William Mastrianna of the Staff, we respectfully requested and were granted an extension for the Company’s response of one week, or until April 8, 2016. Of course, if you have any questions regarding this letter, kindly contact the undersigned at (239) 220-5730. We appreciate the Staff’s consideration of this request.

Very truly yours,

/s/ Kirstin Gooldy

Kirstin Gooldy
Chief Compliance Officer

cc:	Securities and Exchange Commission

Larry Spirgel

FTE Networks, Inc.

Michael Palleschi, Chief Executive Officer